October 29, 2009

Mr. Rufus Decker
United States Securities and Exchange Commission
100 F Street, NE – Stop 4631
Washington, D.C. 20549-4531

RE:	Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008
Form 10-Q for the periods ended March 31, 2009 and June 30, 2009
File No. 0-52773

Dear Mr. Decker:

On behalf of KL Energy Corporation (the “Company”), I am responding to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 21, 2009 to the undersigned (the “Comment Letter”), with respect to the following documents filed with the Commission:

●	Form 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2008, filed with the Commission by the Company on March 30, 2009, respectively
●	Form 10-Q for the Fiscal Quarter Ended March 31, 2009, filed with the Commission by the Company on May 15, 2009
●	Form 10-Q for the Fiscal Quarter Ended June 30, 2009, filed with the Commission by the Company on August 14, 2009

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold prior to the Company’s response.

306 East Saint Joseph Street, Suite 200        Rapid City, South Dakota    57701
605.718.0372   Fax 605.718.1372
www.klenergycorp.com

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 15 – Exhibits, page 37
Financial Statements, page F-1
Consolidated Statement of Shareholders’ Deficit, page F-7

1.
We have reviewed your response to prior comment 5.  In your next Form 10-Q, please provide all of the disclosures required by paragraph 26 of SFAS 154 related to the revision of your earnings per share amounts.  These disclosures should include a presentation of the originally reported and revised amounts for all periods affected, including December 31, 2007 and December 31, 2008 as well as the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.  Please also revise as necessary other parts of future filings such as MD&A which refer to these prior periods.  Please show us in your supplemental response what the disclosures will look like.

In response to the Staff’s comment, for our 10-Q filed for the quarter ended September 30, 2009, disclosures required by paragraph 26 of SFAS 154 related to revisions to earnings per share will include the following:

Net Loss Per Common Share

The FASB Codification Section 260 provides for the calculation of “Basic” and “Diluted” earnings per share (“EPS”). Basic EPS includes no dilution and is computed by dividing income or (loss) applicable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted EPS.

Revision of Earnings Per Share

Upon review of our earnings per share calculation, we concluded the calculation for certain previously reported periods were incorrect.   Shares outstanding of the accounting acquirer, in connection with the reverse merger on September 30, 2008, were not reflected as if they had been outstanding for the entire reporting period.  These corrections have no effect on previously reported net losses or cash flows.

Effects of Revisions

The following table sets forth the reported earnings per share and corrected earnings per share for previously filed financial statements:

	Year Ended						Year Ended
	December 31,	March 31, 2008	June 30, 2008		September 30, 2008		December 31,
	2007	3 Months	3 Months	6 Months	3 Months	9 Months	2008
NET LOSS	$(1,391,828)	$(1,361,374)	$(738,340)	$(2,099,714)	$(2,965,450)	$(5,065,254)	$(7,392,832)

EPS AS REPORTED:
Weighted Avg Shares Outstanding	15,623,452	24,107,801	36,436,158	30,306,036	15,612,348	15,612,348	15,623,452

Earnings per share reported *	$(0.09)	$(0.06)	$(0.02)	$(0.07)	$(0.19)	$(0.32)	$(0.47)

EPS AS CORRECTED:
Weighted Avg Shares Outstanding	9,900,266	9,900,266	9,900,266	9,900,266	9,900,266	9,900,266	11,342,697

Earnings per share corrected *	$(0.14)	$(0.14)	$(0.07)	$(0.21)	$(0.30)	$(0.51)	$(0.65)

* Basic and diluted

To the extent applicable, these revised earnings per share amounts will be included in other parts of future filings which refer to these periods.

************************************************

We acknowledge that:

●	Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	Our Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned or our attorney, Amy Bowler (303-290-1086), at Holland & Hart LLP.

Very truly yours,

/s/ Thomas J. Bolan
Thomas J. Bolan

Acting Chief Financial Officer